SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Dell Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

24702R101
(CUSIP Number)

Keith Schaitkin, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 5, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  / /.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1.  Security and Issuer

This statement constitutes Amendment No. 4 to the Schedule 13D, relating to the shares of common stock, par value $0.01 per share (the “Shares”), issued by Dell Inc. (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2013, as amended by Amendment No. 1, filed with the SEC on May 13, 2013, by Amendment No. 2, filed with the SEC on June 18, 2013, and by Amendment No. 3, filed with the SEC on July 2, 2013, to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On July 5, 2013, the Reporting Persons issued an open letter to stockholders and the Special Committee of the Board of Directors of the Issuer (the “July 5 Letter”).  A copy of the July 5 Letter is attached hereto as Exhibit 1 and incorporated herein by reference.

On July 7, 2013, the Reporting Persons issued an open letter to stockholders of the Issuer (the “July 7 Letter”).  A copy of the July 7 Letter is attached hereto as Exhibit 2 and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1                      July 5 Letter
Exhibit 2                      July 7 Letter

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 8, 2013

ICAHN PARTNERS MASTER FUND LP
ICAHN PARTNERS MASTER FUND II LP
ICAHN PARTNERS MASTER FUND III LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By:  Barberry Corp.

By:           /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn_____________
CARL C. ICAHN

[Signature Page of Schedule 13D, Amendment No. 4 – Dell Inc.]

EXHIBIT 1

FOR IMMEDIATE RELEASE

WHY DOES DELL KEEP ATTACKING ITS OWN BUSINESS?

New York, New York July 5, 2013:  Carl C. Icahn and his affiliates today issued the following letter to stockholders of Dell Inc. and members of the Dell Special Committee.

Dear Fellow Dell Stockholders AND Members of the Dell Special Committee:

In today’s SEC filing we hear again from the Special Committee about how risky and fragile the Dell business is. To us it seems that no one has less confidence in Dell than Dell itself.

As you know, we have made a proposal that provides $14 per share for approximately 72% of the Dell stock and have previously explained that proposal in detail. And, under that proposal, we would continue to hold our Dell shares --because we believe in the future of Dell. We have the financing and stand by that proposal despite today's pronouncements from the Special Committee. We note that notwithstanding today's pronouncements, Dell has not withdrawn any of the financial information, projections or analysis previously disclosed by Dell that underlies our proposal.

The Special Committee keeps telling us how bad Dell is, and despite our $14 proposal for a Dell self tender offer, the Special Committee keeps recommending the $13.65 Michael Dell/Silver Lake transaction, and in our opinion, keeps using scare tactics about what will happen if the Michael Dell/Silver Lake transaction does not close.  The entire situation reminds me of the story of the visitor who overstays their welcome at your house. They keep threatening to leave, but when you say goodbye...they just don't go.

I can't but help ask myself why, if Dell is so awful, do Michael Dell and Silver Lake, both very astute investors, want to buy it.  And, how have they amassed billions in financing from astute financial institutions to finance that acquisition if everything is so bad?  I suggest we all ask ourselves that question.

Today's presentation by Dell, which we view as a Hail Mary attempt to influence ISS, to us seems to be an unpersuasive and desperate regurgitation of tired arguments. Once again, Dell has failed to convince us that we should all take $13.65 for the company.

Sincerely,

Carl C. Icahn
Chairman
Icahn Enterprises, L.P

If you have any questions concerning the Icahn/Southeastern Proxy Statement or would like additional copies, please contact D.F. King & Co., Inc. at 1-800-347-4750 or dell@dfking.com.

NOTICE TO INVESTORS

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT, DATED JUNE 26, 2013, AND OTHER DOUCMENTS RELATED TO THE SOLICITATION OF PROXIES BY ICAHN ENTERPRISES, LP, SOUTHEASTERN ASSET MANAGEMENT, INC. AND THEIR RESPECTIVE AFFILIATES FROM THE STOCKHOLDERS OF DELL INC. FOR USE AT DELL INC.’S SPECIAL MEETING OF STOCKHOLDERS SCHEDULED TO BE HELD ON JULY 18, 2013 BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION.  A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY HAVE BEEN MAILED TO STOCKHOLDERS OF DELL INC. AND ARE ALSO AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV. INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION IS CONTAINED IN THE DEFINITIVE PROXY STATEMENT, DATED JUNE 26, 2013. EXCEPT AS OTHERWISE DISCLOSED IN THE DEFINITIVE PROXY STATEMENT, THE PARTICIPANTS HAVE NO INTEREST IN DELL INC. OTHER THAN THROUGH THE BENEFICIAL OWNERSHIP OF SHARES OF COMMON STOCK OF DELL INC. AS DISCLOSED IN THE DEFINITIVE PROXY STATEMENT.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this letter, and the documents referred to in this letter, are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives.  Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties.  Forward-looking statements are not guarantees of future performance or activities and are subject to many risks and uncertainties.  Due to such risks and uncertainties, actual events or results or actual performance may differ materially from those reflected or contemplated in such forward-looking statements.  Forward-looking statements can be identified by the use of the future tense or other forward-looking words such as “believe,”  “expect,” “anticipate,” “intend,” “plan,” “estimate,” “should,” “may,” “will,” “objective,” “projection,” “forecast,” “management believes,” “continue,” “strategy,” “position” or the negative of those terms or other variations of them or by comparable terminology.

Important factors that could cause actual results to differ materially from the expectations set forth in this letter include, among other things, the factors identified under the section entitled “Risk Factors” in Dell’s Annual Report on Form 10-K for the year ended February 1, 2013 and under the section entitled “Cautionary Statement Concerning Forward-Looking Information” in Dell’s Definitive Proxy Statement filed with the SEC on May 31, 2013.  Such forward-looking statements should therefore be construed in light of such factors, and Icahn and Southeastern are under no obligation, and expressly disclaim any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contact:
Susan Gordon
(212) 702-4309

EXHIBIT 2

FOR IMMEDIATE RELEASE

WHY DOES DELL KEEP ATTACKING ITS OWN BUSINESS?

New York, New York July 7, 2013:  Carl C. Icahn and his affiliates today issued the following letter to stockholders of Dell Inc.

Dear Fellow Dell Stockholders:

Over the last 50 years I have studied and dealt with hundreds of companies.  In many cases, I have criticized boards and directors for blatant mismanagement and misdeeds. I have seen some awful things done to shareholders.  But I have never seen a board conduct a campaign to demean the business prospects of their own company in the way Dell has during the past few weeks.

Why have they done this?  In my opinion, they wish to frighten stockholders into selling Dell to Michael Dell and Silver Lake, at what I believe is a bargain price. There is nothing subtle in the approach of the Special Committee, as evidenced by the recent article by Rolfe Winkler of Dow Jones entitled “Scaring the Dell Out of Investors.”  The height of this audacious campaign has come Friday July 5, when Dell issued what I believe was a brazen attempt to scare ISS into approving the “uncontested” Dell offer.  In this presentation, Dell issued pages of confusing and obfuscating statements, but it is interesting to note that they never changed their projections in which they have Dell earning $3 billion of operating income for the year.

I have obviously done a great deal of research concerning Dell.  My simple conclusion is that I believe the PC business is not going away, but the industry is changing.  Dell, for many reasons, will benefit from these changes.  For example, their recent investments of $13 billion in enterprise software and other non-PC businesses is already beginning to show results.  And, I believe that there are many opportunities to enhance the value of Dell through cost savings.  I believe that the Board could have and should have given all shareholders the opportunity to benefit from these developments, and not just their “favorite son.”  My proposal of a $14 per share Dell tender, coupled with the ability to remain as a stockholder in Dell, gives stockholders that choice.

I am known as an astute investor and I am not inclined to make a huge investment lightly.  I am proposing a total risk to my affiliates and myself of $5 billion (including our existing equity and proposed debt financing) and thereby provide an alternative to Michael Dell and Silver Lake acquiring the company at what I consider to be a bargain price. I have not risked $5 billion merely to get a bump from Michael Dell and Silver Lake. I have risked it to have a large investment in a company with great potential.

I urge stockholders to take this opportunity to stand up to the board that we believe presided over a number of mistakes made by Michael Dell in operating Dell over the last four years.  Instead of holding him accountable for mistakes, they have chosen to award him and his new partners the opportunity to acquire our entire company at what I believe is a bargain price.  It is time to hold this board as well as Michael Dell accountable and vote "no" to the proposed Michael Dell /Silver Lake deal, rather than allowing them to “freeze us out.”

Sincerely,

Carl C. Icahn
Chairman
Icahn Enterprises, L.P

If you have any questions concerning the Icahn/Southeastern Proxy Statement or would like additional copies, please contact D.F. King & Co., Inc. at 1-800-347-4750 or dell@dfking.com.

NOTICE TO INVESTORS

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT, DATED JUNE 26, 2013, AND OTHER DOUCMENTS RELATED TO THE SOLICITATION OF PROXIES BY ICAHN ENTERPRISES, LP, SOUTHEASTERN ASSET MANAGEMENT, INC. AND THEIR RESPECTIVE AFFILIATES FROM THE STOCKHOLDERS OF DELL INC. FOR USE AT DELL INC.’S SPECIAL MEETING OF STOCKHOLDERS SCHEDULED TO BE HELD ON JULY 18, 2013 BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION.  A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY HAVE BEEN MAILED TO STOCKHOLDERS OF DELL INC. AND ARE ALSO AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV. INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION IS CONTAINED IN THE DEFINITIVE PROXY STATEMENT, DATED JUNE 26, 2013. EXCEPT AS OTHERWISE DISCLOSED IN THE DEFINITIVE PROXY STATEMENT, THE PARTICIPANTS HAVE NO INTEREST IN DELL INC. OTHER THAN THROUGH THE BENEFICIAL OWNERSHIP OF SHARES OF COMMON STOCK OF DELL INC. AS DISCLOSED IN THE DEFINITIVE PROXY STATEMENT.  WE HAVE NOT SOUGHT, NOR HAVE WE RECEIVED, PERMISSION FROM ANY THIRD PARTY TO INCLUDE THEIR INFORMATION IN THIS LETTER.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this letter, and the documents referred to in this letter, are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives.  Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties.  Forward-looking statements are not guarantees of future performance or activities and are subject to many risks and uncertainties.  Due to such risks and uncertainties, actual events or results or actual performance may differ materially from those reflected or contemplated in such forward-looking statements.  Forward-looking statements can be identified by the use of the future tense or other forward-looking words such as “believe,”  “expect,” “anticipate,” “intend,” “plan,” “estimate,” “should,” “may,” “will,” “objective,” “projection,” “forecast,” “management believes,” “continue,” “strategy,” “position” or the negative of those terms or other variations of them or by comparable terminology.

Important factors that could cause actual results to differ materially from the expectations set forth in this letter include, among other things, the factors identified under the section entitled “Risk Factors” in Dell’s Annual Report on Form 10-K for the year ended February 1, 2013 and under the section entitled “Cautionary Statement Concerning Forward-Looking Information” in Dell’s Definitive Proxy Statement filed with the SEC on May 31, 2013.  Such forward-looking statements should therefore be construed in light of such factors, and Icahn and Southeastern are under no obligation, and expressly disclaim any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contact:
Susan Gordon
(212) 702-4309